

Mail Stop 3720

January 26, 2010

Mr. Daniel Weirich
Chief Financial Officer, President and Secretary
8X8, Inc.
3151 Jay Street
Santa Clara, CA 95054

> **RE:** **8X8, Inc.**
> **Form 10-K for the year ended March 31, 2009**
> **Filed May 26, 2009**
>
> **Form 10-Q for the Quarterly Period ended September 30, 2009**
> **Documents Incorporated Therein by Reference**
> **File No. 0-21783**

Dear Mr. Weirich:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2009 filed May 26, 2009

Available Information, page 2

1.   Please note that the SEC's address is 100 F Street, NE, Washington DC 20549.

Consolidated Statements of Cash Flows, page 50

2.   Please disclose what is included in your line item labeled "Other" under Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities. We note that the amount is $1,118,000 which is approximately 50% of your net cash provided by (used in) operating activities.

1. The Company and Significant Accounting Policies, page 51

Revenue Recognition, page 52

3.   We note your statement that you defer recognition of revenue on product sales to
        retailers where the right of return exists until products are resold to the end user
        and the trial period has expired. Please tell us how you account for such
        transactions. For example, it is unclear whether you record deferred revenue for
        these arrangements, and if so, tell us why you believe such accounting is
        appropriate. Also, tell us in more detail how you generated your deferred revenue
        balance as of the balance sheet dates.

Acquired Product Rights, page 54

4.   We note that you resolved patent litigation with Web Telephony on April 29,
        2009. However, you recorded the expense of $339,000 for patent settlement costs
        during the year ended March 31, 2009. Provide us with more specific details of
        the settlement. Tell us why you recorded the patent settlement costs before you
        actually settled the patent litigation and how you determined the amount to
        expense during the period. In addition, tell us why you are expensing the
        outstanding amount of the settlement over the remaining life of the primary patent
        versus recording the settlement expense on April 29, 2009. Refer to your basis in
        accounting literature.

Accounting for Stock-Based Compensation, page 56

5.   We note that on January 27, 2009 your board of directors approved the
        acceleration of unvested stock options to purchase 3,902,186 shares of common
        stock. Please revise to disclose the detailed provisions of the acceleration and
        how the original stock option terms were impacted by the acceleration. If the
        vesting period changed, please disclose the specific change. Disclose how the
        acceleration impacted your results of operations. Please include the impact of this
        acceleration in your Management's Discussion and Analysis in the overview
        section as well as in the results of operations. In this respect, we refer to your
        Form 8-K dated May 21, 2009.

Risk Factors

6.   We note news reports of service outages you have experienced both recently as
        well as in 2009. Tell us, with a view to disclosure in future filings, why such
        service disruptions are not addressed in your risk factors. To the extent material,

in future filings please also address the impact such disruptions have had on your operating performance in your management's discussion and analysis.

Definitive Proxy Statement filed April 24, 2009

7.   We note that your proxy statement sought shareholder approval of an amendment to your certificate of incorporation to effect a reverse stock split. Please tell us why this proxy was not filed in preliminary form. See Rule 14a-6 of the Securities Exchange Act of 1934.

Determination of Competitive Compensation, page 20

8.   It appears that you benchmarked certain compensation data to the 2006, 2007 and 2008 Radford Surveys. In future filings, identify each of the peer companies that are considered for purposes of this benchmarking exercise and where your comparative performance falls among those companies. See Item 402 (b)(2)(xiv) of Regulation S-K.

9.   We note your disclosure on page 20 that the salaries for your executives other than Mr. Weirich did not increase in fiscal 2009. However, your summary compensation table reflects increase in the salaries of Messrs. Weirich and Rees from 2008 to 2009. Please explain.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Robert Bartelmes, Senior Financial Analyst at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director